UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 25, 2013, FreeSeas Inc. (the “Company”) entered into an Assignment and Amendment Agreement (the “Amendment”) with Deutsche Bank Nederland N.V. (“Deutsche Bank”), Hanover Holdings I, LLC (“Hanover”), Crede CG III, Ltd. (“Crede”) and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A.

As previously reported on July 10, 2013 in a 6-K filed with the Securities and Exchange Commission, the Company, on July 5, 2013, entered into a Debt Purchase and Settlement Agreement (the “Settlement Agreement”) with Deutsche Bank, Hanover and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A.

Hanover assigned its right under the Settlement Agreement to Crede on September 25, 2013, as previously reported on September 26, 2013 in a 6-K filed by the Company with the Securities and Exchange Commission. Pursuant to the terms of the Settlement Agreement, as amended, Crede agreed to purchase $10,500,000 of outstanding indebtedness owed by the Company to Deutsche Bank on the terms set forth therein. Upon payment in full of the $10,500,000 purchase price for such purchased indebtedness by Crede to Deutsche Bank in accordance with the terms and conditions of the Settlement Agreement, as amended, the remaining outstanding indebtedness of the Company and its subsidiaries to Deutsche Bank will be forgiven, and the mortgages granted to Deutsche Bank on two vessels will be discharged and the Company would own these two vessels free and clear of all such liens granted to Deutsche Bank.

On September 26, 2013, Crede filed a complaint against the Company in the Supreme Court of the State of New York (the “Court”), seeking to recover an aggregate of $10,500,000, representing all amounts due under the Settlement Agreement, as amended (the “Claim”). On September 26, 2013, Crede and the Company entered into an Exchange Agreement (the “Exchange Agreement”), in order to settle the Claim. Pursuant to the Exchange Agreement, upon court approval (“Court Approval”), the Company will intiailly issue and deliver to Crede 5,059,717 shares (the “Settlement Shares”) of the Company’s common stock, $0.001 par value (the “Common Stock”). The Settlement Shares represent approximately 9.9% of the total number of shares of Common Stock outstanding at the time of execution of the Exchange Agreement. The Exchange Agreement provides that the Settlement Shares will be subject to adjustment on the trading day immediately following the Calculation Period (as defined below) to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Crede pursuant to the Exchange Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time subsequent to the Court Approval. Specifically, the total number of shares of Common Stock to be issued to Crede pursuant to the Exchange Agreement shall be equal to the quotient obtained by dividing (i) $11,850,000 by (ii) 78% of the VWAP of the Common Stock over the 75-consecutive trading day period immediately following the first trading day after Court Approval (or such shorter trading-day period as may be determined by Crede in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “VWAP Shares”). As a result, the Company ultimately may be required to issue to Crede substantially more shares of Common Stock than the number of Settlement Shares initially issued (subject to the limitations described below). The Exchange Agreement further provides that if, at any time and from time to time during the Calculation Period, the total number of Settlement Shares previously issued to Crede is less than the total number of VWAP Shares to be issued to Crede or its designee in connection with the Exchange Agreement, Crede may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Calculation Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Crede or its designee (subject to the limitations described below), and the Company will upon such request issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Exchange Agreement). At the end of the Calculation Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Company will issue to Crede or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then Crede or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares. Crede may sell the shares of Common Stock issued to it or its designee in connection with the Exchange Agreement at any time without restriction, even during the Calculation Period.

The Exchange Agreement provides that in no event shall the number of shares of Common Stock issued to Crede or its designee in connection with the Exchange Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Crede and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Crede and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.9% of the Common Stock.

Furthermore, the Exchange Agreement provides that, from the date of execution of the Exchange Agreement until the day after the Calculation Period, the Company is prohibited from issuing any equity, debt or convertible or other securities, other than (i) Common Stock to Crede pursuant to the Exchange Agreement, (ii) up to 2,555,413 shares of Common Stock pursuant to the Company’s equity compensation plan, (iii) shares of common or preferred stock pursuant to the Company’s shareholder rights plan, (iv) shares of Common Stock to Free Bulkers S.A., the manager of the Company’s fleet, in lieu of cash compensation, (v) shares of Common Stock upon the conversion, exchange or exercise of convertible securities issued prior to the date of the Exchange Agreement, or (vi) up to 7,5000,000 shares of Common Stock (or $3,000,000 worth of Common Stock, which is greater) issued solely in exchange for the contribution of a nautical vessel by an independent third party to the Company, provided that the primary purpose of such issuance is not to raise capital.

The issuance of Common Stock to Crede pursuant to the terms of the Exchange Agreement will be exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions to the plaintiff at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

The description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which is filed as Exhibit 99.1 to this report and incorporated herein by reference, and the Order.

The following exhibit is filed herewith:

Exhibit Number	Description
99.1	Exchange Agreement, dated September 26, 2013, by and between the Company and Crede

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: October 1, 2013	By: /s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer